UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

Form C: Offering Statement
Form C-U: Progress Update
Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
Form C-AR/A: Amendment to Annual Report
Form C-TR: Termination of Reporting

Name of Issuer:
Audink Inc. dba "Audios"

Legal status of Issuer:

Form:
Corporation

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
August 8, 2016

Physical Address of Issuer:
925B Peachtree St NE, Ste 2017,
Atlanta, GA 30309-3918

Website of Issuer:
https://www.audios.com

Current Number of Employees:
2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$88,027.43	$1,557
Cash & Cash Equivalents	$88,027.43	$1,557
Accounts Receivable	$0	$0
Short-term Debt	$72,222.14	$83,540
Long-term Debt	$236,980	$231,475
Revenues/Sales	$22,750	$0
Cost of Goods Sold	$50,365.77	$0
Taxes Paid	$0	$0
Net Income	($27,615.77)	$(262,389)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky,

Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

April 30, 2021

Form C-AR

AUDINK INC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Audink Inc. dba "Audios", a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.audios.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company
The Company builds the a fully wireless loudspeaker for venues, event spaces, concerts and conferences.

The Company is incorporated in Delaware as a corporation on August 8, 2016.

The Company is located at 925B Peachtree St NE Ste 2017, Atlanta, GA 30309-3918.

The Company's website is https://www.audios.com.

The Company conducts business in all 50 states of the United States of America.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/audios.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

If the Company's wireless transmitters and receivers are not approved by the Federal Communication Commission ("FCC"), the Company will not be able to sell its products.

The FCC regulates radio frequency ("**RF**") devices contained in electronic-electrical products that are capable of emitting radio frequency energy by radiation, conduction, or other means. These products have the potential to cause interference to radio services operating in the radio frequency range of 9 kHz to 3000 GHz. Almost all electronic-electrical products (devices) are capable of emitting radio frequency energy. Most, but not all, of these products must be tested to demonstrate compliance to the FCC rules for each type of electrical function that is contained in the product.

As a general rule, products that, by design, contain circuitry that operates in the radio frequency spectrum need to demonstrate compliance using the applicable FCC equipment authorization procedure as specified in the FCC rules depending on the type of device. A product may contain one device or multiple devices with the possibility that one or both of the equipment authorization procedures apply. An RF device must be approved using the appropriate equipment authorization procedure before it can be marketed, imported, or used in the United States.

The Company's wireless transmitters and receivers must be approved by the FCC. A failure to to obtain necessary FCC approvals may materially harm the Company's business, financial condition and results of operations.

The Company's failure to enhance its technologies and products and to develop new technologies and products in a timely manner may materially harm the Company's business, financial condition and results of operations.

The Company's revenue growth will depend upon its success in new and existing markets for loudspeakers. The markets for the Company's products and technologies are defined by:
- Rapid technological change;
- New and improved technology and frequent product introductions;
- Changing consumer demands;
- Evolving industry standards; and
- Technology and product obsolescence.

The Company's future success depends on its ability to enhance its technologies and products and to develop new technologies and products that address the market needs in a timely manner. Technology development is a complex, uncertain process requiring high levels of innovation, highly-skilled engineering and development personnel, and the accurate anticipation of technological and market trends. The Company may not be able to identify, develop, acquire, market, or support new or enhanced technologies or products on a timely basis, if at all.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

COVID-19 has had an effect on our business operations and revenue projections.

With shelter-in-place orders and disruption of the school year and closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. Possible change in the manner in which business conduct events could cause the Company to reinvent and change its product. If the Company is not able to properly align itself with this change, it could lead to a loss of revenue and could therefore adversely affect the Company.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business does generate sales, but the impact and unsure nature of the economic impact of COVID-19 on school budgets may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors that assist us in the development of software to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if our suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate development of major components of our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component of our products. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of those components customized to meet our requirements. The supply of these components for a new or existing product could be delayed or constrained, or a key developer or supplier could delay performance or development of a component thereby adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Erik Young, our Chief Executive Officer, and David Engler, our Chief Financial Officer. The Company has or intends to enter into employment agreements with them, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Erik Young, David Engler or any other executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-

5

parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal fluctuations in that our sales are typically higher during certain months, affecting performance during affected quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business
Audios builds fully wireless loudspeaker for venues, event spaces, concerts and conferences. The speakers eliminate cables and do require a Wi-Fi router or Bluetooth to function. Cables are time-consuming, expensive and easily damaged. Cables take 80% more time to setup vs wireless, cost $1/foot per speaker (avg $100+) and have to be replaced every 6 - 12 months. Audios is synonymous with zero cables purchased, zero cable replacements and 80% faster setup times which saves consumers thousands of dollars annually.

Business Plan
The Company expects to achieve profitability in the next 24 months but has a break-even projected within two years. The Company intends to focus on re-segmenting the professional audio market.

COVID-19 related shutdowns have drastically reduced or reversed speaker Company's growth because of limited events, declining sales, and high operating costs. Audios however is in a perfect position to weather an extended shutdown, should it come.

Although sales have declined, many competitors have fixed operating expenses related to housing thousands of speakers and accessories in inventory. In contrast, as long as social distancing and shutdowns are required, Audios will operate lean and scale with demand by using a build-to-order sales strategy. We will also use a hybrid business model that includes both rentals and sales broken down into multiple phases.

The goal is simple: (1) remain lean, (2) focus on customer retention in the North American loudspeaker market, and (3) scale on demand into the larger market segments post COVID.

Audios will start with speaker rentals in 2021 because the rental business has high margins, requires less upfront cost, and allows us to optimize for cash flow before we scale in late 2021 early 2022. With our business model we project an initial annual recurring revenue of $50K/mo/city.

By 2023 the global wireless speaker market will reach $27 Billion, with a compound annual growth rate growth of over 17%. Audios will target the $4B loudspeaker segment prior to expanding to the $27B market.

As a result of COVID-19, we adjusted our go-to-market strategy to (1) remain lean, (2) focus on customer retention in the North American loudspeaker market prior to, (3) scaling and expanding into the larger market segments.

The $1.35B+ North American loudspeaker market can be further broken down into a $650M sales market and a $700M rental market. Again, we plan to focus on rentals prior to scaling via sales.

The Company's Products and/or Services

Product / Service	Description	Current Market

Audios Wireless Loudspeaker	Fully wireless loudspeaker. It does not require a Wi-Fi router or Bluetooth to function. wirelessly.	Our initial target is the $1.35 billion dollar North American loudspeaker market which is a subset of the $4 billion dollar global loudspeaker market. We will focus on Direct-to-Customer & Business-to-Business. B2B includes but is not limited to facility & venue owners, production companies, event planners, and disc jockeys.

Competition

At the moment our primary competitor is Sennheiser, because they offer a fully wireless loudspeaker solution designed for public announcements. Our secondary competitors are SoundBoks and JBL because they also offer a wireless loudspeaker solution. However, their speakers use Bluetooth which falls short in many venues, event spaces, and conference applications.

Customer Base

We sell and or rent our product Direct-to-Customer & Business-to-Business. B2B includes but is not limited to facility & venue owners, production companies, event planners, and disc jockeys. These individuals consume $8 billion dollars' worth of speakers and equipment annually.

Supply Chain

We have contracted with Axis, a Hong Kong based company, to source the enclosure parts, manufacture our product as well as take care of certifications, testing and production optimization. We have also contracted with Vas Electronics and Future Electronics to source electronic components. Vas Electronics will also produce our printed circuit boards.

Intellectual Property

The Company has one trademark, one patent granted and two patents pending.

The Company has the following registered and pending patents:

Application/ Registration #	Title	Description	File Date	Grant Date	Country
U.S. Patent No. 10,075,908 US10075908B2	Group Speakers	Selecting a network or a Audio device	2017-06-12	2018-09-11	United States
US10750438B2	Group Speakers	Selecting a network or a communication device	2018-07-16	2020-08-18	United States

US2018035250 6A1	Group Speakers	A network for broadcasting and sharing wireless data	2018-08-10	pending	United States

The Company has the following registered trademark

Serial #	Title	Description	File Date	Published for Opposition	Country
88784420	Audios	Audios Character Mark	2020-02-04	Pending	United States
88784397	A Audios	Audios design plus words, letters	2020-02-04	2020-06-23	United States
88784434	A	Audios design plus words, letters	2020-02-04	2020-06-23	United States
86899979	Group Speakers	Character Mark	2016-02-07	2016-06-28	United States

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

The Company's wireless transmitters & receivers require FCC approval that has not been obtained yet.

Litigation
The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Erik Young	CEO, President, Director	Audink Inc. (Apr. 2016 – Present), CEO, President and Director. As the CEO, Erik participates in business development, engineering and intellectual property creation and defense. His business responsibilities include strategy, procurement, manufacturing, and operations. His engineering duties include system, firmware, software, and mechanical design.	University of Central Florida, B.S., Computer Engineering, 2008
David Engler	CFO, Secretary, Director	Audink Inc. (Apr. 2016 – Present), CFO, Secretary and Director. As the CTO, David participates in all things related to hardware. This includes but is not limited to manufacturing, mechanical, wireless, and power systems design. He also architects and builds all proprietary electronics used in Audios products.	University of Houston, B.S., Electrical Engineering, 1992

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 3,684,666 shares of common stock, par value $0.001 per share (the "**Common Stock**"), out of which 1,684,666 shares are of Class A voting Common Stock and 2,000,000 shares are of Class B non-voting Common Stock. The Company's outstanding Class A voting Common Stock consist of 1,676,666 shares. The Company's outstanding Class B non-voting Common Stock consist of 70,343 shares.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Class A Voting Common Stock
Amount Outstanding	1,676,666
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	74.62%

Type	Class B Non-Voting Common Stock
Amount Outstanding	70,343
Par Value Per Share	$0.001
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.13%

Outstanding Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	Convertible Note #1
Amount Outstanding	$25,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	2.89% simple interest Conversion price: $0.85 Conversion stock: 29, 412 shares of Class B Non-Voting Common Stock Acceleration upon change of control
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only when converted
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.31%

Type	Convertible Note #2
Amount Outstanding	$177,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	3.04% simple interest Conversion price: $0.85 Conversion stock: 200,000 shares of Class B Non-Voting Common Stock and 8,000 shares of Class A Voting Common Stock Acceleration upon change of control
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only when converted
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.27%

Type	Warrant (bundled with the Convertible Note #2)
Amount Outstanding	1 Warrant
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Exercise price: $0.85 Warrant shares: 104,881 shares of Class B Non-Voting Common Stock Exercise period: commences on the date of exercise in full of the outstanding principal under the Convertible Note #2 on the 48 months anniversary Void after November 30, 2023
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only if exercised
Percentage ownership of the Company by the holders of such security (assuming	4.67%

conversion prior to the Offering if convertible securities).	

Type	Simple Agreement for Future Equity (SAFE)
Amount Outstanding	$10,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Post-money valuation cap: $5M
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only when converted
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.16%

Type	Simple Agreement for Future Equity (SAFE)
Amount Outstanding	$30,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Post-money valuation cap: $5M
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only when converted
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.47%

Type	Simple Agreement for Future Equity (SAFE)
Amount Outstanding	$25,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Post-money valuation cap: $5M
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only when converted
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.39%

Type	Crowd SAFE (Crowdfunding Simple Agreement for Future Equity)
Amount Outstanding	617,341*
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Upon a sale, or series of related sales, by the Company of equity securities in the Company for which the Company receives gross proceeds of not less than $1,000,000.00, the Company may elect to convert the Crowd SAFEs into a Shadow Series of equity securities in the Company under an $8,000,000 valuation cap or 25% discount.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.0*

*Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Outstanding Debt

As of the date of this Form C/A, the Company has the following debt outstanding:

Type	Accounts payable for attorney's fees
Amount Outstanding	$53,367
Interest Rate and Amortization Schedule	0%
Maturity Date	01/01/2020

Type	Uncollateralized Loan
Amount Outstanding	$23,400
Interest Rate and Amortization Schedule	3.75% simple interest per annum
Maturity Date	05/27/2021

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Erik Yong	1,000,000 shares of Common Class A Voting Stock	59.64%**
David Engler	666,666 shares of Common Class A Voting Stock	39.76%**

** Only shares of Class A Voting Common Stock have been taken into consideration.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Audink Inc. (the "**Company**") was incorporated on August 8, 2016 under the laws of the State of Delaware, and is headquartered in Atlanta, Georgia.

Liquidity and Capital Resources

In April 2021, the Company conducted an offering pursuant to Regulation CF and raised $617,341.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not plan to make any material capital expenditures in the future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFE Note	$617,341	617,341*	General Working Capital	April 30, 2021	Reg. CF
SAFEs	$40,000	2	General Working Capital	September 10, 2019	Rule 506(b) of the Regulation D
SAFE	$25,000	1	General Working Capital	January 8, 2021	Rule 506(c) of the Regulation D
Convertible Notes and Warrant	$202,000	2 Convertible Notes 1 Warrant	General Working Capital	November 30, 2018	Section 4(a)(2)
Class A Voting Common Stock	$16,766.66	1,676,666 shares	General Working Capital	November 15, 2018	Section 4(a)(2)

*Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Minimum Target Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted transactions with related persons.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Erik Young
_____
(Signature)

Erik Young
_____
(Name)

CEO, President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Erik Young
_____
(Signature)

Erik Young
_____
(Name)

Director
_____
(Title)

April 30, 2021

_____

(Date)

/s/ David Engler

_____

(Signature)

David Engler

_____

(Name)

Director

_____

(Title)

April 30, 2021

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Financial Statements

Audios

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Eriks Personal Checking & Savings	0.00
SVB Checking - (7434)	88,027.43
Total Bank Accounts	**$88,027.43**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Total Current Assets	**$88,027.43**
TOTAL ASSETS	**$88,027.43**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	68,449.15
Total Accounts Payable	**$68,449.15**
Credit Cards	
Amex Credit Card - 1009	0.00
BAC Credit Card - 5428	-1,597.50
BAC Credit Card - 8813	0.00
Chase Credit Card - 7291	0.00
SVB Card Credit - David (1884)	0.00
SVB Credit Balance - Audios (1746)	6,652.13
SVB Credit Card - Erik (0499)	-2,136.04
Total Credit Cards	**$2,918.59**
Other Current Liabilities	
Georgia Department of Revenue Payable	854.40
Total Other Current Liabilities	**$854.40**
Total Current Liabilities	**$72,222.14**
Long-Term Liabilities	
Convertible Note	236,980.00
Total Long-Term Liabilities	**$236,980.00**
Total Liabilities	**$309,202.14**
Equity	
Opening Balance Equity	-40,583.09
Owner's Draw	-7,648.72
Owner's Investment	165,468.68
Personal Expense	-16.26
Retained Earnings	-310,779.55
Net Income	-27,615.77
Total Equity	**$ -221,174.71**
TOTAL LIABILITIES AND EQUITY	**$88,027.43**

Audios

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-27,615.77
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Accounts Payable (A/P)	9,576.69
Amex Credit Card - 1009	-2,225.00
BAC Credit Card - 5428	-3,048.59
BAC Credit Card - 8813	-12,607.96
Chase Credit Card - 7291	-10,170.02
SVB Credit Balance - Audios (1746)	-4,645.55
SVB Credit Card - Erik (0499)	5,240.22
Georgia Department of Revenue Payable	854.40
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-17,025.81**
Net cash provided by operating activities	**$ -44,641.58**
FINANCING ACTIVITIES	
Convertible Note	4,000.00
Owner's Draw	-562.96
Owner's Investment	129,228.98
Net cash provided by financing activities	**$132,666.02**
NET CASH INCREASE FOR PERIOD	**$88,024.44**
Cash at beginning of period	2.99
CASH AT END OF PERIOD	**$88,027.43**

Audios

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales	9,700.00
Uncategorized Income	13,050.00
Total Income	**$22,750.00**
GROSS PROFIT	**$22,750.00**
Expenses	
Accounting & Bookkeeping Services	1,650.00
Advertising & Marketing	3,004.95
Ad Spend	4,004.71
Total Advertising & Marketing	**7,009.66**
Bank Charges & Fees	1,904.13
Interest Paid	353.21
Legal & Professional Services	18,249.66
Misc Professional Services	15,341.49
Office Supplies & Software	9.54
Phone Services	124.61
R&D	1,897.80
Rent & Lease	343.97
Subscriptions - Online	665.02
Subscriptions - Software	1,318.91
Taxes & Licenses	980.00
Travel	
Travel - Air	244.17
Travel - Ground	273.60
Total Travel	**517.77**
Total Expenses	**$50,365.77**
NET OPERATING INCOME	**$ -27,615.77**
NET INCOME	**$ -27,615.77**